UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42723

Grande Group Limited

(Exact name of registrant as specified in its charter)

Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETINGS HELD ON OCTOBER 21, 2026

Reference is made to the notices of the extraordinary general meeting (the “EGM”), the meeting of holders of Class A ordinary shares (the “Class A Meeting”) and the meeting of holders of Class B ordinary shares (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”), each dated September 23, 2026 (collectively, the “Notices”), of Grande Group Limited (the “Company”). Unless the context otherwise requires, capitalized terms used in this report have the meanings given to them in the Notices.

POLL RESULTS OF THE EGM AND THE CLASS MEETINGS

Poll results of the EGM

The EGM was held as a virtual-only meeting via live webcast online on October 21, 2026 at 10:00 p.m. Hong Kong Time (October 21, 2026 at 10:00 a.m. U.S. Eastern Time).

As of the close of business on September 23, 2026 (the “Record Date”), the Company had 24,985,090 Shares issued and outstanding, comprising 19,985,090 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares, all entitled to attend and vote at the EGM. Each Class A Ordinary Share carried one (1) vote and each Class B Ordinary Share carried twenty (20) votes at the EGM, representing an aggregate of 119,985,090 votes. Holders of 17,753,272 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares were present virtually or represented by proxy at the EGM, representing approximately 98.14% of the total voting power entitled to vote at the EGM.

Accordingly, holders representing not less than fifty per cent (50%) of the total voting power entitled to vote at the EGM, with both classes voting together as a single class, were present virtually or represented by proxy, and a quorum was present.

At the EGM, each of Resolutions 1, 2 and 3 was passed. The voting results are set out below. Figures in the EGM tables represent votes, with each Class A Ordinary Share carrying one vote and each Class B Ordinary Share carrying twenty votes. Under the Notices, each resolution required affirmative votes representing more than 50% of all votes cast for or against that resolution; abstentions and broker non-votes were excluded from that denominator. No abstentions or broker non-votes were recorded on any resolution.

1. RESOLVED THAT:

The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof to share in any distribution by way of dividend paid by the Company or in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”);

For	Against	Abstain
117,750,426	2,846	0

2. RESOLVED THAT:

The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands; and

For	Against	Abstain
117,750,426	2,846	0

3. RESOLVED THAT:

Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.

For	Against	Abstain
117,750,426	2,846	0

Approval of each of the foregoing proposals was conditional upon the corresponding resolution being passed by (i) the holders of Class A Shares at the Class A Meeting, (ii) the holders of Class B Shares at the Class B Meeting and (iii) the shareholders voting together as a single class at the EGM.

Poll results of the Class A Meeting

The Class A Meeting was held as a virtual-only meeting via live webcast online on October 21, 2026 at 10:30 p.m. Hong Kong Time (October 21, 2026 at 10:30 a.m. U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting, which be convened on the same day via webcast online).).

As of the Record Date, 19,985,090 Class A Ordinary Shares were issued and outstanding and entitled to vote on the resolutions proposed at the Class A Meeting. Holders of 17,752,827 Class A Ordinary Shares, representing approximately 88.83% of those issued shares, were present virtually or represented by proxy at the Class A Meeting.

Accordingly, holders representing not less than fifty per cent (50%) of the votes attached to the issued Class A Ordinary Shares entitled to vote at the Class A Meeting were present virtually or represented by proxy, and a quorum was present.

At the Class A Meeting, each of Resolutions 1, 2 and 3 was passed. The voting results are set out below in numbers of Class A Ordinary Shares, each carrying one vote at the Class A Meeting. Under the Notices, each resolution required approval by holders of more than 50% of the issued Class A Ordinary Shares, being at least 9,992,546 shares. Shares not voted, including abstentions and broker non-votes, therefore had the same effect as votes against. No abstentions or broker non-votes were recorded on any resolution.

1. RESOLVED THAT:

The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof to share in any distribution by way of dividend paid by the Company or in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”);

For	Against	Abstain
17,750,022	2,805	0

2. RESOLVED THAT:

The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands; and

For	Against	Abstain
17,750,022	2,805	0

3. RESOLVED THAT:

Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.

For	Against	Abstain
17,750,022	2,805	0

Approval of each of the foregoing proposals was conditional upon the corresponding resolution being passed by (i) the holders of Class A Shares at the Class A Meeting, (ii) the holders of Class B Shares at the Class B Meeting and (iii) the shareholders voting together as a single class at the EGM.

Poll results of the Class B Meeting

The Class B Meeting was held as a virtual-only meeting via live webcast online on October 21, 2026 at 11:00 p.m. Hong Kong Time (October 21, 2026 at 11:00 a.m. U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting and Class A Meeting, which be convened on the same day via live webcast online).

As of the Record Date, 5,000,000 Class B Ordinary Shares were issued and outstanding, carrying twenty (20) votes each, and entitled to vote on the resolutions proposed at the Class B Meeting. Holders of 5,000,000 Class B Ordinary Shares, representing 100% of those issued shares and carrying an aggregate of 100,000,000 votes, were present virtually or represented by proxy at the Class B Meeting.

Accordingly, holders representing not less than fifty per cent (50%) of the votes attached to the issued Class B Ordinary Shares entitled to vote at the Class B Meeting were present virtually or represented by proxy, and a quorum was present.

At the Class B Meeting, each of Resolutions 1, 2 and 3 was passed. The voting results are set out below in votes, with each Class B Ordinary Share carrying twenty (20) votes at the Class B Meeting. Under the Notices, each resolution required approval by holders of more than 50% of the issued Class B Ordinary Shares, being at least 2,500,001 shares. Shares not voted, including abstentions and broker non-votes, therefore had the same effect as votes against. All 5,000,000 issued Class B Ordinary Shares, carrying 100,000,000 votes, were voted in favor of each resolution, and no votes were cast against and no abstentions or broker non-votes were recorded on any resolution.

1. RESOLVED THAT:

The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof to share in any distribution by way of dividend paid by the Company or in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”);

For	Against	Abstain
100,000,000	0	0

2. RESOLVED THAT:

The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands; and

For	Against	Abstain
100,000,000	0	0

3. RESOLVED THAT:

Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.

For	Against	Abstain
100,000,000	0	0

Approval of each of the foregoing proposals was conditional upon the corresponding resolution being passed by (i) the holders of Class A Shares at the Class A Meeting, (ii) the holders of Class B Shares at the Class B Meeting and (iii) the shareholders voting together as a single class at the EGM. In addition, Resolution 3 was conditional upon the passing of Resolutions 1 and 2.

Accordingly, each of Resolutions 1, 2 and 3 was approved at each of the EGM, the Class A Meeting and the Class B Meeting, and the condition requiring approval of each resolution at all three meetings was satisfied.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grande Group Limited

Date: October 22, 2026	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Director and Chair of the Board